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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                            (Name of Subject Company)

                           BROADWAY ACQUISITION CORP.
                                    (OFFEROR)

                          BOSTON SCIENTIFIC CORPORATION
                               (PARENT OF OFFEROR)
          (Names of Filing Persons (Identifying Status as Offeror,
                              Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    05538E109
                               (COMMON STOCK ONLY)
                      (CUSIP Number of Class of Securities)

    LAWRENCE J. KNOPF, ESQ.                        LAWRENCE J. KNOPF, ESQ.
BOSTON SCIENTIFIC CORPORATION                     BROADWAY ACQUISITION CORP.
 ONE BOSTON SCIENTIFIC PLACE                     ONE BOSTON SCIENTIFIC PLACE
    NATICK, MA 01760-1537                           NATICK, MA 01760-1537
       (508) 650-8567                                   (508) 650-8567

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                             JOHAN V. BRIGHAM, ESQ.
                            MATTHEW J. CUSHING, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02210
                                 (617) 951-8000

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
              $101,277,378                         $9,318

*Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated on a transaction valuation determined by (i) multiplying $6.8426, the per share tender offer price for shares of Common Stock, by 12,572,038, the number of currently outstanding shares of Common Stock sought in the Offer (including 2,714,347 shares of Common Stock issuable upon the exercise or conversion of outstanding stock options and warrants), which gives an aggregate consideration of $86,025,427.22 (the "Common Stock Consideration"), and (ii) multiplying $13.6852, the per share tender offer price for shares of Preferred Stock, by 1,114,485, the number of currently outstanding shares of Series A Convertible Preferred Stock sought

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in the Offer, which gives an aggregate consideration of $15,251,950.12 for such
Preferred Stock, and adding the amount determined by (i) and (ii) together.

**Calculated at the rate of $92.00 per $1 million.

[X]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    $8,709           FILING PARTY:     Boston Scientific Corporation

FORM OR REGISTRATION NO.:  Schedule TO-T    DATE FILED:       May 30, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

 [X]  third-party tender offer subject to Rule 14d-1.
 [ ]  issuer tender offer subject to Rule 13c-4
 [ ]  going-private transaction subject to Rule 13e-3.
 [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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     This Amendment No. 1 (the "Amendment") amends and supplements Items 2,
4, 6, 7, 11 and 12 of the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on May 30, 2002, by Broadway Acquisition Corp., a Delaware corporation ("Purchaser"), and Boston Scientific Corporation, a Delaware corporation ("Parent"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (together, the "Shares"), of BEI Medical Systems Company, Inc., a Delaware corporation ("BEI"), at a purchase price of $6.8426 per share of Common Stock and $13.6852 per share of Preferred Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and
(ii), respectively, to the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal was incorporated into the Schedule TO by reference with respect to Items 1-9 and 11 of the Schedule TO. The Agreement and Plan of Merger, dated as of May 13, 2002 (the "Merger Agreement"), among Parent, Purchaser and BEI, a copy of which was attached as Exhibit (d)(i) to the Schedule TO, was incorporated in the Schedule TO by reference with respect to Items 5 and 11 of the Schedule TO.

ITEM 2. SUBJECT COMPANY INFORMATION.

1. Item 2 of the Schedule TO is hereby amended and supplemented by deleting in its entirety the second sentence of the first paragraph of Section 7 of the Offer to Purchase on page 12 thereof, which had previously been incorporated by reference into the Schedule TO, and replacing it with the following sentence:

                  "The accuracy and completeness of such information has not been independently verified by Parent or Purchaser and Parent and Purchaser may be unaware of events that have not been disclosed by BEI that may affect the significance or accuracy of any such information."

ITEM 4. TERMS OF THE TRANSACTION.

1. Item 4(a) of the Schedule TO is hereby amended and supplemented by deleting the phrase "the acceptance of Shares for payment pursuant to the Offer" in the first line of the first paragraph on page 5 of the Offer to Purchase, which had previously been incorporated by reference into the Schedule TO, and replacing it with the following:

                  "the Expiration Date, provided that the Offer has not been terminated prior to such date pursuant to the terms of the Offer."

2. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting the reference to the Public Relations Newswire in the second paragraph on page 5 of the Offer to Purchase which had previously been incorporated by reference into the Schedule TO.

3. Item 4(a) of the Schedule TO is hereby further amended and supplemented by adding the following clause to the end of the last sentence of the fourth paragraph on page 5 of the Offer to Purchase, which had previously been incorporated by reference into the Schedule TO:

                  "and such press release shall be filed with the Commission in compliance with Rule 14d-4(d)(1) under the Exchange Act."

4. Item 4(a) of the Schedule TO is hereby amended and supplemented by deleting in their entirety the second and third sentence of the first paragraph of
    Section 2 of the Offer to Purchase on page 6 thereof, which had previously been incorporated by reference into the Schedule TO, and replacing them with the two sentences:

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                  "Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the Expiration Date, provided, that the Offer has not been terminated pursuant to the terms of the Offer prior to such date. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in the event that governmental approvals are required to make such payments and such approvals have not yet been obtained."

5. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the first sentence of the second paragraph of
    Section 5 of the Offer to Purchase on page 10 of the Offer to Purchase, which had previously been incorporated by reference into the Schedule TO.

6. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting the parenthetical "(including any action or inaction by Parent or any of its affiliates)" in the last paragraph of Section 14 of the Offer to Purchase on page 32 thereof, which had previously been incorporated by reference into the Schedule TO, and by adding the following clause at the end of the first sentence of such paragraph:

                  "prior to the expiration of the Offer."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

1. Item 6 of the Schedule TO is hereby amended and supplemented by deleting the second paragraph in the section of the Offer to Purchase entitled "Appraisal Rights" on page 28 thereof, which had previously been incorporated by reference into the Schedule TO, and replacing it with the following paragraphs:

                  "Each stockholder electing to demand the appraisal of their Shares shall deliver to BEI, before the taking of the vote on the Merger, a written demand for appraisal of such Shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. Within 10 days after the effective date of the Merger, the Surviving Corporation will notify each stockholder of BEI who has complied with the demand for appraisal procedures and has not voted in favor of, or consented to, the Merger as of the date that the Merger has become effective.

                  Additionally, within 120 days after the effective date of the Merger, any stockholder who is entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of their Shares.

                  At the hearing on such petition, the Court of Chancery shall
                  (i) determine the stockholders who have complied with the provisions of Section 262, and who have become entitled to appraisal rights, and (ii) appraise the Shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court is required to take into account all relevant factors.

                  The foregoing summary of the rights of dissenting holders of Shares under Delaware Law does not purport to be a complete statement of the procedures to be followed by holders of Shares desiring to exercise any dissenters' rights under Delaware Law. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of Delaware Law. The provisions of Section 262 are complex and technical in nature. Holders desiring to exercise their appraisal rights may wish to consult counsel, since the failure to comply strictly with these provisions will result in the loss of their appraisal rights."

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ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

1. Item 7 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs after the end of Section 9 of the Offer to Purchase on page 13 of thereof, which had previously been incorporated by reference into the Schedule TO:

                          "Parent has the ability to borrow up to approximately
                  $1.6 billion pursuant to (i) a $1.0 billion revolving credit facility entered into by Parent on May 31, 2002 that terminates in May 2003, and (ii) a $600 million revolving credit facility entered into by Parent on August 15, 2001, that terminates in August 2006. These agreements, filed as exhibits (b)(1) and (b)(2), respectively, to this Schedule TO and incorporated herein by reference thereto, were entered into in the ordinary course by Parent and not specifically for the purpose of the Offer. Each of the revolving credit facilities is among Parent and a syndicate of lenders, the composition of which may change from time to time.

                          Each of the $1.0 billion and the $600 million credit
                  facility makes available to Parent U.S. dollar denominated loans, Euro dollar loans, letters of credit, multi-currency loans and local currency loans. The amounts borrowed under each facility bears a variable interest rate on (i) U.S. dollar denominated same day loans, based upon the greater of the applicable prime rate, a specified base CD rate plus 1%, or the Federal Funds Effective Rate plus 0.5%, and on
                  (ii) Eurodollar denominated loans and multi-currency denominated loans, based on the rate per annum determined by the credit facility's administrative agent to be the offered rate for deposits in the applicable currency with a term comparable to the interest period of such loan plus an applicable margin based upon Parent's then current credit rating. Both the $1.0 billion and the $600 million credit facilities are unsecured and contain customary negative and affirmative covenants, including financial covenants, conduct of business covenants, limitations on liens and indebtedness and limitations on fundamental changes. For more information regarding the Parent's available borrowings pursuant to the revolving credit facilities, including any of the non-U.S. currency loans, please see exhibits (b)(1) and (b)(2) to this Schedule TO."

ITEM 11. ADDITIONAL INFORMATION.

1. Item 11(a)(i) of the Schedule TO is hereby amended and supplemented by replacing the first sentence of the first paragraph of the section of the Offer to Purchase entitled "Stockholders Agreement" on page 25 thereof, which had previously been incorporated by reference into the Schedule TO, with the following sentence:

                  "The following is a summary of certain provisions of the Stockholders Agreement entered into with each of the following BEI stockholders: First Chicago Equity Corporation, affiliates of Diaz Altschul, LLP, the Delta Opportunity Funds, MedCapital, LLC, Robert P. Khederian, Charles Crocker, Ralph
                  M. Richart, Jordan Davis and Radius Venture Partners I, L.P. (collectively, the "Supporting Stockholders")."

2. Item 11(a)(i) of the Schedule TO is hereby amended and supplemented by deleting the clause ", exercisable under certain limited circumstances," in the last paragraph entitled "Grant of Option" on page 25 of the Offer to Purchase, which had previously been incorporated by reference into the Schedule TO, and inserting the following sentence at the end of such paragraph:

                  "Such options granted by each of the Supporting Stockholders to Purchaser may be exercised by Purchaser only in connection with or after the initial purchase of

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                  Shares pursuant to the Offer, and only to the extent that a number of options are concurrently exercised and a number of Shares are concurrently purchased in the Offer such that, after giving effect to such exercises and purchases, the Purchaser or an affiliate thereof would own Shares and stock options constituting not less than a majority of the then outstanding Common Stock (including, without limitation, all Common Shares issuable upon the conversion of Series A Shares or upon the exercise or conversion of any options, warrants, rights or other convertible securities), or such higher percentage of the Common Shares as may be required to approve the Merger pursuant to the Restated Certificate of Incorporation of BEI or applicable law."

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(b)(1) Credit Agreement among Parent and the several lenders party thereto date as of May 31, 2002.

(b)(2) Credit Agreement among Parent and the several lenders party thereto, dated as of August 15, 2001 (incorporated by reference to Exhibit 10.2 of Parent's Quarterly Report on Form 10-Q filed by Parent on November 14, 2001).

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002

                           BROADWAY ACQUISITION CORP.

                           By: /s/ Lawrence J. Knopf
                              --------------------------------
                           Name:  Lawrence J. Knopf
                           Title: Vice President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002

                           BOSTON SCIENTIFIC CORPORATION

                           By /s/ Lawrence J. Knopf
                             ------------------------------------------
                           Name:  Lawrence J. Knopf
                           Title: Assistant General Counsel

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                                  EXHIBIT INDEX

EXHIBIT NO.

(b)(1) Credit Agreement among Parent and the several lenders party thereto date as of May 31, 2002.

(b)(2) Credit Agreement among Parent and the several lenders party thereto, dated as of August 15, 2001 (incorporated by reference to Exhibit 10.2 of Parent's Quarterly Report on Form 10-Q filed by Parent on November 14, 2001).